UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-21762

Gateway Tax Credit Fund III Ltd.
(Exact Name of Registrant as Specified in Its Charter)

880 Carillon Parkway  St. Petersburg, FL  33716   (727) 567-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None.  A certificate of dissolution with respect to Gateway Tax Credit Fund III Ltd. was filed with the Florida Department of State on December 10, 2012 and effective December 31, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934 Gateway Tax Credit Fund III Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2013	By: /s/ Toni S. Matthews Name: Toni S. Matthews
Vice President and Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner)